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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-29004

NOVATEL INC.
(Exact name of registrant as specified in its charter)

1120-68 Avenue NE
Calgary, Alberta, Canada T2E8S5
                                                                                (403) 295-4532
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive officers)

                                Common Shares, no par value
(Title of each class of securities covered by this Form)

                                                                                                None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☐	Rule 12h-3(b)(1)(i) ☐
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☒	Rule 12h-3(b)(2)(i) ☒
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date:  2

Pursuant to the requirements of the Securities Exchange Act of 1934 NovAtel Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 20, 2007	By:	/s/ Jonathan W. Ladd
			Name:	Jonathan W. Ladd
			Title:	President and Chief Executive Officer